OMB APPROVAL
OMB Number:           3235-0145
Expires:          February 28, 2009
Estimated average burden hours
per response??????10.4


UNITED STATES
Securities and Exchange Commission
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3** )*

Heidrick & Struggles International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

422819102
(CUSIP Number)

	December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      1	Rule 13d-1(b)

      0	Rule 13d-1(c)

      0	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  This Amendment corrects the Subject Company reference under Filer.







1.
Name of reporting persons:

I.R.S. Identification Nos. of above persons (Entities Only)

Kornitzer Capital Management, Inc. ("KCM"), 48-1069845


2.
Check the appropriate box if a member of a group (See Instructions)
      (a)

      (b)


3.
SEC use only


4.
Citizenship or place of organization:  Kansas


Number of
Shares
beneficially
owned by each
reporting
person with:

5.	Sole voting power:  1,542,900
6.	Shared voting power:  0
7.	Sole dispositive power:  1,468,875
8.	Shared dispositive power:  74,025


9.
Aggregate amount beneficially owned by each reporting person:


1,542,900
10.
Check if the aggregate amount in row (9) excludes certain shares (See Instructions)


11.
Percent of class represented by amount in row (9):  8.75%


12.
Type of reporting person (See Instructions):  IA





Item 1.

      (a)	Name of issuer:  Heidrick & Struggles International, Inc.
	(b)	Address of issuer's principal executive offices:
		233 South Wacker Drive, Suite 4200
		Chicago, IL  60606-6303

Item 2.

      (a)	Name of person filing:  Kornitzer Capital Management, Inc. ("KCM")
	(b)	Address of principal business offices or, if none, residence:
		5420 West 61st Place
		Shawnee Mission, KS  66205
      (c)	Citizenship:  Kansas
      (d)	Title of class of securities:  Common stock, $0.01 par value
      (e)	CUSIP number:  422819102

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	0	Broker or dealer registered under section 15 of the Act (15 U.S.C.
78c).
(b)	0	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	0	Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).
(d)	0	Investment company registered under section 8 of the Investment
Company Act (15 U.S.C. 80a-8).
(e)	1	An investment adviser in accordance with section 204.13d-
1(b)(1)(ii)(E).
(f)	0	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	0	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).
(h) 	0	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).
(i)	0	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
1940 (15 U.S.C. 80a-3).
(j)	0	Group, in accordance with section 240.13d-1(b)(ii)(J).

Item 4.	  Ownership.

      The following information regarding the aggregate number and percent of the class of securities identified in Item 1 is provided as follows:

      (a)	Amount beneficially owned: 1,542,900
	(b)	Percent of class:  8.75%.
	(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:  1,542,900
(ii)	shared power to vote or to direct the vote:   0
(iii)	sole power to dispose or to direct the disposition of:  1,468,875
(iv)	shared power to dispose or to direct the disposition of:  74,025



Item 5.	  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.	  Ownership of More than Five Percent on Behalf of Another Person.
      KCM is an investment adviser with respect to the shares of common stock for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the common stock of Heidrick & Struggles International, Inc.

Item 7.	  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company or Control Person.

      A parent holding company or control person is not filing this Schedule, pursuant to Rule 13d-1(b)(ii)(G) promulgated under the Securities Exchange Act of 1934 (the "Act").

Item 8.	  Identification and Classification of Members of the Group.
      A group is not filing this Schedule pursuant to Rule 13d-1(b)(ii)(J).

Item 9.	  Notice of Dissolution of Group.
      A notice of dissolution is not applicable to the filing of this Schedule.

Item 10.  Certification.
(a)	The following certification shall be included if the statement is filed pursuant to Sec. 240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:  February 13, 2008

						KORNITZER CAPITAL MANAGEMENT, INC.

                                    /s/ John C. Kornitzer
	                                    By:  John C. Kornitzer, President